Exhibit (a)(5)(c)

FOR IMMEDIATE RELEASE

H.I.G. CAPITAL ANNOUNCES EXTENSION OF TENDER OFFER FOR ANY AND ALL

OUTSTANDING SHARES OF AMERICAN PACIFIC CORPORATION

AND ANNOUNCES NUMBER OF SHARES TENDERED IS SUFFICIENT TO SATISFY MINIMUM TENDER CONDITION

MIAMI, FL and LAS VEGAS, NV, February 24, 2014 – In connection with the previously announced merger agreement entered into to acquire American Pacific Corporation (NASDAQ: APFC) (“AMPAC”), H.I.G. Capital, LLC (“H.I.G.”) and AMPAC today announced that, in accordance with the terms of the merger agreement, Flamingo Merger Sub Corp. and AMPAC have agreed to extend the expiration of the tender offer to acquire all of the outstanding shares of common stock of AMPAC at a price of $46.50 per share, net to the seller in cash without interest, to February 26, 2014 at 5:00 p.m. (New York City time). The tender offer is being extended to permit the expiration of the marketing period contemplated by the merger agreement, and otherwise allow the expiration date to coincide with the expected consummation of the purchaser’s debt financing. The tender offer was previously scheduled to expire on February 24, 2014 at midnight (New York City time). All other terms and conditions of the tender offer remain unchanged.

The depositary for the tender offer has advised that, as of the close of business on February 24, 2014, a total of approximately 5,696,290 shares or 67.2% of outstanding shares had been validly tendered and not properly withdrawn pursuant to the tender offer, which is sufficient to satisfy the minimum tender condition contemplated by the merger agreement.

About American Pacific Corporation

American Pacific Corporation is a leading custom manufacturer of fine chemicals and specialty chemicals within its focused markets. AMPAC supplies active pharmaceutical ingredients and advanced intermediates to the pharmaceutical industry. For the aerospace and defense industry, it provides specialty chemicals used in solid rocket motors for space launch and military missiles. AMPAC produces clean agent chemicals for the fire protection industry, as well as electro-chemical equipment for the water treatment industry. AMPAC’s products are designed to meet customer specifications and often must meet certain governmental and regulatory approvals. Additional information about AMPAC can be obtained by visit its web site at www.apfc.com.

About H.I.G.

H.I.G. is a leading global private equity investment firm with more than $13 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, Chicago, Dallas, New York, and San Francisco in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Paris, and Rio de Janeiro, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes more than 50 companies. For more information, please refer to the H.I.G. website at www.higcapital.com.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of AMPAC’s common stock is being made pursuant to an offer to purchase and related materials that affiliates of H.I.G. have filed with the Securities and Exchange Commission (the “SEC”). Affiliates of H.I.G. are filing an amendment to the tender offer statement on Schedule TO and AMPAC is filing an amendment to the solicitation/recommendation statement on Schedule 14D-9 with the SEC today in connection with the extension of the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents), as amended, and the solicitation/recommendation statement, as amended, contain important information that should be read carefully before making any decision to tender securities in the tender offer. The tender offer statement and the solicitation/recommendation statement have been made available to AMPAC’s stockholders at no expense to them and may also be obtained by contacting AMPAC’s Investor Relations Department at 3883 Howard Hughes Parkway, suite 700, Las Vegas, Nevada 89169, telephone number (702) 699-4126 or by visiting investorrelations@apfc.com. All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of AMPAC who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. Neither H.I.G. nor AMPAC assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that AMPAC’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in AMPAC’s industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect AMPAC’s financial results is provided in documents filed by AMPAC with the SEC, including AMPAC’s recent filings on Form 10-Q and Form 10-K.